UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of subject company (Issuer))

MARS LANDING CORPORATION
HEWLETT-PACKARD COMPANY
(Name of Filing Persons (Offerors))

Common Stock, par value $0.002 per share (Title of classes of securities)	589405109 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee *
Not applicable *	Not applicable *

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☒
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        Hewlett-Packard Company ("HP") and Mercury Interactive Corporation ("Mercury") are working diligently to commence the tender offer contemplated by the previously announced Agreement and Plan of Merger, dated as of July 25, 2006, by and among HP, Mars Landing Corporation and Mercury (the "Merger Agreement") and to file and mail the tender offer documents and Schedule 14D-9 contemplated thereby as soon as practicable. The parties, however, will not be able to commence the tender offer within the 10-day period contemplated by Section 2.1(a) of the Merger Agreement. The foregoing 10-day period is not a requirement of the Securities and Exchange Commission (the "SEC"). HP and Mercury do not anticipate that the filing delay will impact the closing of the tender offer and still expect to close in the fourth calendar quarter of 2006.

Important information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY'S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.